Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Three Months
Ended
August 1,
2007
(Thousands of Dollars)

Fixed Charges:
Interest expense*	$93,058
Capitalized interest	—
Interest component of rental expense	7,342

Total fixed charges	$100,400

Earnings:
Income before adjustments for minority interests in consolidated subsidiaries, income or loss from equity investees, and income taxes	$280,773
Add: Interest expense*	93,058
Add: Interest component of rental expense	7,342
Add: Amortization of capitalized interest	353

Earnings as adjusted	$381,526

Ratio of earnings to fixed charges	3.80

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.